WILHELM E. LIEBMANN 210.281.7075/fax: 210.224.2035 wliebmann@akingump.com

June 23, 2006

VIA EDGAR (copy by overnight courier)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Mr. Larry Spirgel, Mail Stop 3561

Re:	VeriChip Corporation Amendment
No. 2 to Registration Statement on Form S-1
File Number 333-130754

Dear Mr. Pappas:

On behalf of our client, VeriChip Corporation (the “Company”), we are responding by this letter to the Staff’s comments to the Company by its letter dated June 2, 2006 relating Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are also filing Amendment No. 3 to the Registration Statement (the “Amendment”). Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Risk Factors, pages 6-18

Because a predecessor of Digital Angel licensed the exclusive right….page 6

1.

This is a follow-up to prior comment 4. We note your additional disclosure concerning the nature of your license for your patient identification systems. Revise your first risk factor into three separate risk factors to highlight (a) the risk that RME may lack the authority to grant the company any license to the technology for human identification; (b) the risk that Raytheon Company may have licensed the same technology (on an exclusive or non-exclusive basis) to a third-party; and (c) the company’s agreement with Digital Angel is broader than Digital Angel’s agreement with RME. In addition, clarify what will happen if Raytheon refuses to execute the proposed letter agreement with Digital Angel and what consideration is

Securities and Exchange Commission

June 23, 2006

being offered to Raytheon to enter into the agreement (and the effect of such consideration on the financial condition and operations of the company).

In response to the Staff’s comment, we have revised the disclosure beginning on page 6 of the Amendment to divide the first risk factor into three separate risk factors. In addition, the Company supplementally confirms for the Staff that no consideration has been offered to Raytheon Company.

MD&A of Financial Conditions and Results of Operations, pages 31-61

Revenue, page 32

2.	We reissue prior comment 8. We note that you did not include disclosure regarding the variability of your pricing for your infant protection and wander prevention systems. Please highlight your pricing policies for these systems.

In response to the Staff’s comment, we have revised the disclosure on pages 33 and 34 of the Amendment to disclose the reasons for the variability in the Company’s pricing of its infant protection and wander prevention systems.

Goodwill and Other Intangible Assets, page 36

3.	Identify the reporting units you use in performing the annual goodwill impairment analysis.

In response to the Staff’s comment, we have revised the disclosure on page 37 of the Amendment to identify the reporting units the Company uses in performing the annual goodwill impairment analysis

Basis of Presentation, page 54

4.	Delete the pro forma presentation for operating loss by segment for the year ended December 31, 2004 and related discussion. A pro forma presentation of results for periods other than the latest fiscal year and interim period is not appropriate. You may present pro forma revenues and costs of revenues for 2004 for the discussion of trends in MD&A, but not pro forma gross profit or operating results. Also delete the pro forma presentation at page 44 for March 31, 2005 since this period is not included in the pro forma information at page 28.

We note that total pro forma operating loss for the year ended December 31, 2005 does not agree to the amount presented in the pro forma statement of operations at page 28. Please delete the presentation at page 54 or correct this apparent discrepancy.

Securities and Exchange Commission

June 23, 2006

In response to the Staff’s comment, we have deleted the pro forma presentation for operating loss by segment for the year ended December 31, 2004 and the related discussion that previously began on page 54 and the pro forma presentation that previously began on page 44. Disclosure concerning pro forma revenues for 2004 for the discussion of trends has been included on page 44 of the Amendment.

Certain Relationships and Related Party Transactions, pages 95-99

Transactions with Digital Angel, page 96

5.	We note your supplemental response to prior comment 13. As previously requested, include the substance of your supplemental response in the prospectus in order to inform potential investors of the changes to this material agreement.

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amendment to include the substance of the Company’s supplemental response to prior comment 13 in order to inform potential investors of the changes to the supply agreement with Digital Angel.

Note 5-Intangible Assets, page F-21

6.	We reissue part of prior comment 16. Expand your response to describe in more detail why you believe each of the trademarks acquired from VCI and Instantel have an indefinite life. For each trademark discuss the nature of the underlying products. Discuss how long each trademark and the related products have been in use. Describe the competitive and economic factors you considered in your analysis of each trademark and how you evaluated the market share. Also discuss how you considered technological advances or obsolescence of the related products in your analysis.

Your supplemental response to prior comment 16 and the revisions to MDA at page 36 do not appear to directly address the sensitivity of the estimated fair market value of trademarks for the annual impairment test. As previously requested, address in your disclosure the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the cash flows and other assumptions required to assess the potential impairment. Also provide the quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

Securities and Exchange Commission

June 23, 2006

In response to the Staff’s comment, we have expanded the disclosure on pages F-21 through F-23 of the Amendment to describe in more detail why the Company believes each of the trademarks acquired from VCI and Instantel have an indefinite life. We have disclosed for each trademark the nature of the underlying products and the dates that the trademarks were registered. We have described the competitive and economic factors the Company considered in its analysis of each trademark. We have indicated that the Company has determined its market share based upon its 2005 revenue for its vibration monitoring products and a third party study that it commissioned to determine its market share for its infant protection and wander prevention systems. Finally, we have addressed technological advances and obsolescence of the Company’s related products.

Also in response to the Staff’s comment, we have expanded the disclosures on pages 37 and F-22 of the Amendment to discuss the sensitivity of the estimated fair value of the Company’s trademarks for its annual impairment test and the various factors that may affect future values and potential impairment. We have included a sensitivity analysis for changes in revenue projections, which is what the Company believes is the significant variable affecting the future estimated fair value of its trademarks.

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By copy of this letter to you via overnight courier, we are providing you with four marked copies of the Amendment reflecting the changes made to the disclosure since our filing of Amendment No. 2 to the Registration Statement on May 25, 2006. Please do not hesitate to contact me if you require additional marked copies. In addition, should you have any questions regarding this letter or our responses to your comments, please contact me at (210) 281-7075 or Seth Molay at (214) 969-4780.

Very truly yours,

/s/ Will Liebmann

Will Liebmann

Enclosures

cc:	Kevin H. McLaughlin [VeriChip Corporation]
Seth Molay, P.C.